HELIO CORPORATION
2448 Sixth Street
Berkeley, CA 94710
510-224-4495

March 4, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Acceleration Request
Helio Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-284062

Ladies and Gentlemen:

On behalf of Helio Corporation (the “Company”), this letter will serve to withdraw the Company’s request for acceleration of the above-referenced Registration Statement filed as correspondence via Edgar on Monday, March 3. 2025.

The Company is no longer requesting that such Registration Statement be declared effective at 5:00 p.m., Eastern Time, on Wednesday, March 5, 2025, and we hereby formally withdraw our request for acceleration of the effective date.

Thank you in advance for your time and assistance.

Very truly yours,

HELIO CORPORATION

By:	/s/ Gregory T. Delory
Name:	Gregory T. Delory
Title:	Chief Executive Officer